Exhibit (d)(3)
MUTUAL NON-DISCLOSURE AGREEMENT
     This Agreement is made as of the 4th day of May 2005 by and between NEON SYSTEMS, INC., a Delaware corporation, with its principal offices located at 14100 Southwest Freeway, Suite 500, Sugar Land, Texas 77478 (the “Company”) and Progress Software Corporation, a Massachusetts corporation, with its principal offices located at 14 Oak Park, Bedford, Massachusetts 01730 (“PSC”).
     PSC and Company are interested in entering into discussions for the purposes of evaluating a potential business relationship. In order to proceed with these discussions, PSC or Company may disclose certain “Confidential Information” of its own (the “Disclosing Party”) to the other party (the “Receiving Party”). The Receiving Party agrees to keep such information as “Confidential Information”, subject to the provisions of this Agreement. PSC and the Company agree as follows:
     1. “Confidential Information” means certain confidential information or materials relating to the proprietary technical, financial, customer or business affairs of the Disclosing Party which is (a) disclosed by the Disclosing Party to the Receiving Party in written or tangible form or (b) disclosed orally by the Disclosing Party to the Receiving Party in connection with the evaluation of a potential business relationship between the Parties. The Parties acknowledge and agree that any information concerning the Disclosing Party (whether prepared by the Disclosing Party, its advisors or otherwise and irrespective of the form of communication) which is furnished hereunder to the Receiving Party or to its representatives now or in the future by or on behalf of the Disclosing Party, including, without limitation, all notes, analyses, compilations, studies, interpretations or other documents prepared by each party or its representatives which contain, reflect or are based upon, in whole or in part, the information furnished to such party or its representatives pursuant hereto, shall be considered Confidential Information hereunder. The parties expressly agree that the existence of this Agreement is deemed to be Confidential Information of the parties.
     2. Except as required by law, regulation or legal process, the Receiving Party agrees to use the Confidential Information solely for evaluating a potential business relationship with the Disclosing Party (the “Permitted Use”). The Receiving Party further agrees that it shall keep in confidence and not disclose any part of the Confidential Information to any third party, except to its employees or professional advisors with a need to know and who are made aware of and accept the provisions of this Agreement. PSC and Company agree that neither party shall disclose that any discussions have taken place.
     3. Upon receipt of written notice from the Disclosing Party, the Receiving Party shall return all Confidential Information, in written or tangible form, to the Disclosing Party, together with any copies thereof, in the possession of the Receiving Party or that of its professional advisors.

     4. The restrictive obligations set forth herein shall not apply to the disclosure or use of any Confidential Information which (a) is or hereafter becomes public knowledge through no fault of the Receiving Party; (b) is known by the Receiving Party on the date of disclosure and is not subject to any restriction on disclosure provided such knowledge was not obtained from a third party with an obligation of non-disclosure to the other party; (c) is disclosed to the Receiving Party by a third party who is not subject to any restriction on disclosure by the Disclosing Party; or (d) the Receiving Party can demonstrate was developed by it independently without benefit of, or based on, the disclosures made hereunder.
     5. The parties expressly agree that neither the terms or conditions of this Agreement, nor the discussions held by the parties to address the feasibility of a potential business relationship shall be construed as to prevent either party from pursuing similar discussions with third parties in similar markets or obligate either party to take, continue or forgo any action relating to the above-mentioned discussions. Further, nothing in this Agreement shall be construed as prohibiting or restricting either party from independently developing, acquiring, and marketing products, services, and other materials, which are similar to or competitive in any geographic area and in any form with the other party’s product(s) or service(s).
     6. The Disclosing Party reserves all rights and benefits afforded under U.S. and international copyright, patent, trade secret and all other intellectual property rights in all Confidential Information furnished by the Disclosing Party to the Receiving Party. The Receiving Party does not acquire any intellectual property rights under this Agreement or through any disclosure hereunder, except the limited right to use such Confidential Information for the Permitted Use in accordance with this Agreement.
     7. This Agreement shall have no force and effect after two (2) years from the date of the last disclosure of Confidential Information hereunder or, if a definitive agreement is entered into between the parties relating to a business relationship, upon execution by the parties of said agreement.
     8. Each party acknowledges that Confidential Information is owned solely by the Disclosing Party and that the unauthorized disclosure or use of such Confidential Information might cause irreparable harm and significant injury, the degree of which may be difficult to ascertain. Accordingly, each party agrees that the Disclosing Party will have the right to seek an immediate injunction enjoining any breach of this Agreement, as well as the right to pursue any and all other rights and remedies available.
     9. Each party (a) acknowledges that it is aware that United States federal and state securities laws and regulations restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of such company, and (b) agrees that it will not use, or cause any third person to use, any information of the other party or its affiliates in contravention of such laws and regulations.

     10. During the term of this Agreement neither party shall, without the prior written approval of the other party, solicit the services of or make an offer of employment to any person who is or was, as the case may be, an employee or consultant of the other party during the term of this Agreement, unless such solicitation or offer results from a general electronic or print media advertisements of or website postings of employment opportunities to which any such employee or consultant responds without any other inducement by a party. In case of breach of this section 10, the parties agree to liquidated damages of $50,000 per person.
     11. This Agreement represents the entire agreement between the parties with respect to its subject matter. The invalidity or unenforceability of any part of this Agreement for any reason whatsoever shall not affect the validity or enforceability of the remainder. This Agreement shall he construed and enforced pursuant to the laws of The Commonwealth of Massachusetts, exclusive of its rules governing conflict of law and choice of laws.
     IN WITNESS WHEREOF, the parties hereto, by their duly authorized representatives, have executed this Agreement as of the date first written above.

PROGRESS SOFTWARE		NEON SYSTEMS, INC.

By:	/s/ Evan McDonnell	By:	/s/ Brian D. Helman

Name:	Evan McDonnell	Name:	Brian D. Helman
Title:	Vice President	Title:	Chief Financial Officer